Genius Brands International, Inc.

8383 Wilshire Blvd., Suite 412

Beverly Hills, CA 90211

August 19, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Genius Brands International, Inc.
Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-232762)

Ladies and Gentlemen:

On July 23, 2019, Genius Brands International, Inc., a company organized under the laws of Nevada (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-232762) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

No securities were sold or will be sold under the Registration Statement. The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to Jeffrey P. Schultz, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, telephone number (212) 692-6732, e-mail: jschultz@mintz.com.

Thank you for your assistance with this matter.

GENIUS BRANDS INTERNATIONAL, INC.

By: /s/ Andy Heyward
Andy Heyward
Chairman and Chief Executive Officer

cc:	Securities and Exchange Commission

Doug Jones

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey P. Schultz, Esq.